July 8, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (978) 532-4956

Michael Umana
Chief Financial Officer
Saucony, Inc.
13 Centennial Drive
Peabody, Massachusetts 01960

      Re: 	Saucony, Inc
      Schedule 14A
      Filed June 9, 2005
      File No. 000-05083

Dear Mr. Umana:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please supplementally provide us with a copy of the board book.

2. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section
II.F.2.b. of SEC Release No. 33-7760.

Questions and Answers About the Special Meeting and the Merger, page i

3. Please revise the introductory paragraph to delete the statement that the questions and answers are provided "for your convenience."

4. Please disclose what percentage of unaffiliated shareholders needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.

Summary, page 1

5. Please add a section that briefly summarizes the reasons for the merger that you disclose in more detail on page 19.

Interests of Our Directors and Executive Officers in the Merger,
page
8

6. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors, and key employees will receive as a result of the transaction.
Provide
this information on an individual and group basis.

The Merger, page 14
Background of the Merger, page 14

7. Please expand your discussion to explain why the board decided to explore strategic alternatives for the company, including a sale, in
August 2004. Also, please expand your discussion throughout as to why the board decided to pursue a cash merger as opposed to other strategic alternatives. See Regulation M-A, Item 1004(a)(2)(iii).

8. On page 15 you state that the board began to explore a leveraged recapitalization in mid-March 2005. Please revise to explain what happened with respect to this alternative after Chestnut
Securities
sent the packages to the five financial institutions.

9. Please describe in more detail your discussions with Stride
Rite
and the other bidder from March 2005 through the time when the new bids were presented in April 2005.

10. Please describe in more detail the environmental issues at your
Brookfield, Massachusetts facility disclosed in the last paragraph on page 16.

11. On page 17 in the last paragraph you state that the board considered the option of remaining an independent company. Please revise to provide more detail concerning the board`s consideration.
What specifically did the board consider?

12. On page 18 in the second paragraph you indicate that Mr. Fisher and your financial advisor advised Mr. Chamberlain and Stride Rite`s financial advisor that any price reduction would require a significant reduction in the proposed termination fee. Please revise to quantify what you mean by significant reduction

13. We note Chestnut Securities` involvement in your negotiations with Stride Rite and other potential suitors beginning in August 2004, including your summary of the five financial analyses performed by Chestnut. Please advise us as to what consideration was given to whether oral or written communications with Chestnut Securities are reports materially related to the transaction that should be described in accordance with Item 1015(b) of Regulation M-A. We may have further comments upon review of your response.

Reasons for the Merger and Recommendations of the Board of Directors, page 19

14. Please briefly summarize the Board`s analysis for each material factor, including the risks and countervailing factors disclosed on pages 20 through 21.

Opinion of the Financial Advisor, page 21

15. Please provide for staff review all materials prepared by Chestnut and provided to Saucony`s board, or their representatives.
Provide all transcripts, summaries, and video presentation materials.
We may have further comment based on our review of these materials.

16. Please expand your disclosure to describe more fully the relationship between Chestnut Securities and Chestnut Partners and why Chestnut Securities has extensive knowledge of your company based on this relationship.

17. We note your statement on page 22 that Chestnut Securities received financial projections from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for Chestnut Securities. Please also confirm to us that these projections were not made to Stride Rite or other potential merger candidates or, alternatively, revise your proxy statement to include them in the filing. We may have further comment.

18. The staff notes the disclaimers of Chestnut Securities , on page
22, relating to the estimates used in the preparation of the financial analysis and the fairness opinion. While it may be acceptable to include qualifying language concerning subjective analysis, it is inappropriate to disclaim responsibility for statements made in the document.

Comparable Company Trading Values Analysis, page 24

19. Please state the basis for Chestnut`s selection of 2000 as the starting point for its calculation of the historical discount of your stock price to the implied equity value per share in light of your improved stock price since the first quarter of the year ended January 2, 2004, as disclosed on page 58.

20. On page 26, revise your discussion of the discounted cash flow analysis to fully describe the "base case" and "aggressive growth" scenarios, including how you initially calculated the growth projections.

Discounted Cash Flow Analysis, page 26

21. State the basis for assuming the range of EBITDA multiples, as well as the basis for assuming the range of discount rates.
Similarly revise the discussion of the leveraged buyout analysis to state the basis for assuming the range of EBITDA multiples and required return on equity.

Interests of Our Directors and Executive Officers in the Merger,
page
34

22. We note your disclosure concerning the board`s awareness of potential conflicts of interest. Please explain how the board resolved these potential conflicts of interest.

Regulatory Matters, page 37

23. Please update this information as necessary.

Material U.S. Federal Income Tax Consequences, page 38

24. Please revise your disclosure to clarify that you are
discussing
all "material," rather than "certain" or "certain material" tax consequences. In addition, please delete the statement on page 38 that this is a "general discussion" and the statement on page 39 that the tax discussion "is included for general information purposes only
.. . . ."



The Merger Agreement, page 39

25. Please supplementally provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement.

Representations and Warranties, page 41

26. We have read your disclosures in the first paragraph. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement.
Please revise this paragraph accordingly.

27. We note your statement that some of the representations and warranties may not be accurate "as of any particular date." Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Appendix C

28. Please revise the opinion to state that Chestnut Securities has consented to the summary of its opinion in the proxy statement, or include such a statement in the proxy statement.

Proxy Card

29. With respect to Proposal No. 1, please insert a short statement describing the merger, including the price shareholders will receive.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Hal J. Leibowitz, Esq. (via facsimile 617/526-5000)
      Wilmer Cutler Pickering Hale & Dorr LLP
      60 State Street
      Boston, Massachusetts 02109
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Michael Umana
Saucony, Inc.
July 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE